Exhibit 99.3

Responsibility for Financial Reporting

The consolidated financial statements and all financial information contained in the annual report are the responsibility of management.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and, where appropriate, have incorporated estimates based on the best judgment of management.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the internal control framework set out in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.

The Board of Directors (“the Board”) is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through the Audit, Finance and Risk Committee (“the Committee”).

The Committee consists of five non-management directors, all of whom are independent as defined by the applicable rules in Canada and the United States. The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements, news releases and securities filings; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditor; the performance of the external auditors; risk management processes; financing plans; pension plans; and the Company’s compliance with ethics policies and legal and regulatory requirements.

The Committee meets regularly with management and the Company’s auditors, KPMG LLP, Chartered Professional Accountants, to discuss internal controls and significant accounting and financial reporting issues. KPMG LLP has full and unrestricted access to the Committee. KPMG LLP audited the consolidated financial statements and the effectiveness of internal controls over financial reporting. Their opinions are included in the annual report.

Benita Warmbold Chair of the Audit, Finance and Risk Committee March 5, 2021	John Floren President and Chief Executive Officer	Ian Cameron Senior Vice President, Finance and Chief Financial Officer

46    2020 Methanex Corporation Annual Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Methanex Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Methanex Corporation (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 5, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgment. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recognition and measurement of uncertain tax positions

As discussed in Notes 6(b) and 16 to the consolidated financial statements, the Company has identified and, in certain cases, recognized uncertain tax positions (tax positions) including associated interest and penalties. As discussed in Note 2(q) to the consolidated financial statements, the Company’s tax positions are subject to audit by local taxing authorities across multiple global subsidiaries and the resolution of such audits may span multiple years. Tax law is complex and often subject to varied interpretations. Accordingly, the ultimate outcome with respect to taxes the Company may owe may differ from the amounts recognized in the consolidated financial statements.

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We identified the assessment of recognition and measurement of tax positions as a critical audit matter. Complex auditor judgment was required to evaluate the Company’s interpretation of tax law and its identification and determination of the ultimate resolution of its tax positions. Additionally, the evaluation of the recognition and measurement of the Company’s tax positions required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to (1) the interpretation of tax law and identification of tax positions, (2) the determination of the probability that the tax authorities would accept the Company’s tax positions, and (3) the estimation of reserves recorded for tax positions. We involved domestic and international tax professionals with specialized skills and knowledge, who assisted in assessing the Company’s tax positions by:

∎	inspecting tax rulings and correspondence between the Company and the applicable taxation authorities;

∎	inspecting transfer pricing studies and information obtained from external tax specialists and legal counsel; and

∎	comparing our understanding and interpretation of tax laws to the Company’s evaluation.

Chartered Professional Accountants

We have served as the Company’s auditor since 1992.

Vancouver, Canada

March 5, 2021

48    2020 Methanex Corporation Annual Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Methanex Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Methanex Corporation’s (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of income (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated March 5, 2021 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Vancouver, Canada

March 5, 2021

50    2020 Methanex Corporation Annual Report

Consolidated Statements of Financial Position

(thousands of U.S. dollars, except number of common shares)

As at	Dec 31 2020	Dec 31 2019
ASSETS
Current assets:
Cash and cash equivalents	$833,841	$416,763
Trade and other receivables (note 3)	412,000	488,721
Inventories (note 4)	308,696	281,052
Prepaid expenses	33,746	37,805
Other assets (note 7)	6,634	8,180
	1,594,917	1,232,521
Non-current assets:
Property, plant and equipment (note 5)	3,677,056	3,576,195
Investment in associate (note 6)	194,025	193,474
Deferred income tax assets (note 16)	137,524	111,614
Other assets (note 7)	92,529	82,811
	4,101,134	3,964,094
	$5,696,051	$5,196,615
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$600,953	$493,754
Current maturities on long-term debt (note 8)	39,771	38,420
Current maturities on lease obligations (note 9)	97,516	89,820
Current maturities on other long-term liabilities (note 10)	27,152	26,252
	765,392	648,246
Non-current liabilities:
Long-term debt (note 8)	2,323,601	1,730,433
Other long-term liabilities (note 10)	327,491	286,071
Lease obligations (note 9)	624,718	628,685
Deferred income tax liabilities (note 16)	213,392	272,820
	3,489,202	2,918,009
Equity:
Capital stock
25,000,000 authorized preferred shares without nominal or par value
Unlimited authorization of common shares without nominal or par value
Issued and outstanding common shares at December 31, 2020 were 76,201,980 (2019 – 76,196,080)	440,723	440,472
Contributed surplus	1,873	1,783
Retained earnings	843,606	1,039,819
Accumulated other comprehensive loss	(137,102)	(150,389)
Shareholders’ equity	1,149,100	1,331,685
Non-controlling interests	292,357	298,675
Total equity	1,441,457	1,630,360
	$5,696,051	$5,196,615

Commitments and contingencies (note 22)

See accompanying notes to consolidated financial statements.

Approved by the Board:

Benita Warmbold (Director)	John Floren (Director)

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Consolidated Statements of Income (Loss)

(thousands of U.S. dollars, except number of common shares and per share amounts)

For the years ended December 31	2020	2019
Revenue	$2,649,963	$3,283,514
Cost of sales and operating expenses (note 11)	(2,355,123)	(2,799,937)
Depreciation and amortization (note 11)	(357,129)	(344,127)
Egypt insurance recovery (note 3)	9,839	50,000
Operating income (loss)	(52,450)	189,450
Earnings of associate (note 6)	29,577	52,218
Finance costs (note 12)	(164,837)	(124,426)
Finance income and other expenses	278	3,598
Income (loss) before income taxes	(187,432)	120,840
Income tax (expense) recovery (note 16):
Current	(25,196)	(38,809)
Deferred	87,301	34,335
	62,105	(4,474)
Net income (loss)	$(125,327)	$116,366
Attributable to:
Methanex Corporation shareholders	$(156,678)	$87,767
Non-controlling interests (note 24)	31,351	28,599
	$(125,327)	$116,366
Income (loss) per common share for the period attributable to Methanex Corporation shareholders:
Basic net income (loss) per common share (note 13)	$(2.06)	$1.15
Diluted net income (loss) per common share (note 13)	$(2.06)	$1.01
Weighted average number of common shares outstanding	76,196,395	76,592,413
Diluted weighted average number of common shares outstanding	76,196,395	76,692,494

See accompanying notes to consolidated financial statements.

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Consolidated Statements of Comprehensive Income (Loss)

(thousands of U.S. dollars)

For the years ended December 31	2020	2019
Net income (loss)	$(125,327)	$116,366
Other comprehensive income (loss):
Items that may be reclassified to income:
Change in fair value of cash flow hedges (note 19)	31,194	(120,540)
Forward elements excluded from hedging relationships (note 19)	(35,775)	30,571
Realized losses on foreign exchange hedges reclassified to revenue	1,804	–
Items that will not be reclassified to income:
Actuarial loss on defined benefit pension plans (note 21(a))	(5,413)	(4,479)
Taxes on above items	(2,325)	22,049
	(10,515)	(72,399)
Comprehensive income (loss)	$(135,842)	$43,967
Attributable to:
Methanex Corporation shareholders	$(167,193)	$15,368
Non-controlling interests (note 24)	31,351	28,599
	$(135,842)	$43,967

See accompanying notes to consolidated financial statements.

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Consolidated Statements of Changes in Equity

(thousands of U.S. dollars, except number of common shares)

	Number of common shares	Capital stock	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Shareholders’ equity	Non-controlling interests	Total equity
Balance, December 31, 2018	77,263,273	$446,544	$1,597	$1,145,476	$ (82,404)	$1,511,213	$296,628	$1,807,841
Net income	–	–	–	87,767	–	87,767	28,599	116,366
Other comprehensive loss	–	–	–	(4,414)	(67,985)	(72,399)	–	(72,399)
Compensation expense recorded for stock options	–	–	212	–	–	212	–	212
Issue of shares on exercise of stock options	2,700	86	–	–	–	86	–	86
Reclassification of grant-date fair value on exercise of stock options	–	26	(26)	–	–	–	–	–
Payment for shares repurchased	(1,069,893)	(6,184)	–	(46,621)	–	(52,805)	–	(52,805)
Dividend payments to Methanex Corporation shareholders ($1.440 per common share)	–	–	–	(107,876)	–	(107,876)	–	(107,876)
Distributions made and accrued to non-controlling interests	–	–	–	–	–	–	(20,978)	(20,978)
Acquisition of non-controlling interests	–	–	–	–	–	–	(2,219)	(2,219)
Impact of adoption of IFRS 16	–	–	–	(34,513)	–	(34,513)	(3,355)	(37,868)
Balance, December 31, 2019	76,196,080	$440,472	$1,783	$1,039,819	$(150,389)	$1,331,685	$298,675	$1,630,360
Net income (loss)	–	–	–	(156,678)	–	(156,678)	31,351	(125,327)
Other comprehensive loss	–	–	–	(3,531)	(6,984)	(10,515)	–	(10,515)
Compensation expense recorded for stock options	–	–	137	–	–	137	–	137
Issue of shares on exercise of stock options	5,900	204	–	–	–	204	–	204
Reclassification of grant-date fair value on exercise of stock options	–	47	(47)	–	–	–	–	–
Dividend payments to Methanex Corporation shareholders ($0.473 per common share)	–	–	–	(36,004)	–	(36,004)	–	(36,004)
Distributions made and accrued to non-controlling interests	–	–	–	–	–	–	(36,455)	(36,455)
Acquisition of non-controlling interests	–	–	–	–	–	–	(6,714)	(6,714)
Equity contributions by non-controlling interest	–	–	–	–	–	–	5,500	5,500
Realized hedge losses recognized in cash flow hedges	–	–	–	–	20,271	20,271	–	20,271
Balance, December 31, 2020	76,201,980	$440,723	$1,873	$843,606	$(137,102)	$1,149,100	$292,357	$1,441,457

See accompanying notes to consolidated financial statements.

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Consolidated Statements of Cash Flows

(thousands of U.S. dollars)

For the years ended December 31	2020	2019
CASH FLOWS FROM / (USED IN) OPERATING ACTIVITIES
Net income (loss)	$(125,327)	$116,366
Deduct earnings of associate	(29,577)	(52,218)
Dividends received from associate	29,026	56,159
Add (deduct) non-cash items:
Depreciation and amortization	357,129	344,127
Income tax expense (recovery)	(62,105)	4,474
Share-based compensation expense (recovery)	55,253	(3,950)
Finance costs	164,837	124,426
Other	13,151	(901)
Income taxes paid	(2,871)	(43,909)
Other cash payments, including share-based compensation	(3,357)	(38,569)
Cash flows from operating activities before undernoted	396,159	506,005
Changes in non-cash working capital (note 17(a))	64,923	9,426
	461,082	515,431
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	–	(52,805)
Dividend payments to Methanex Corporation shareholders	(36,004)	(107,876)
Interest paid	(165,450)	(115,283)
Net proceeds on issue of long-term debt	865,415	695,533
Repayment of long-term debt and financing fees	(295,917)	(388,216)
Draw on revolving credit facility	300,000	–
Repayment of revolving credit facility	(300,000)	–
Repayment of lease obligations	(106,834)	(101,812)
Restricted cash for debt service accounts	(4,322)	(10,067)
Equity contributions by / acquisitions of non-controlling interests	(1,214)	–
Cash distributions to non-controlling interests	(34,658)	(23,613)
Proceeds on issue of shares on exercise of stock options	204	86
Proceeds from limited recourse debt	12,839	–
	234,059	(104,053)
CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(128,786)	(208,467)
Geismar plant under construction	(213,030)	(115,393)
Restricted cash for capital projects	1,772	61,657
Proceeds from sale of assets	9,828	–
Changes in non-cash working capital related to investing activities (note 17(a))	52,153	11,511
	(278,063)	(250,692)
Increase in cash and cash equivalents	417,078	160,686
Cash and cash equivalents, beginning of year	416,763	256,077
Cash and cash equivalents, end of year	$833,841	$416,763

See accompanying notes to consolidated financial statements.

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Notes to Consolidated Financial Statements

(Tabular dollar amounts are shown in thousands of U.S. dollars, except where noted)

Year ended December 31, 2020

1. Nature of operations:

Methanex Corporation (“the Company”) is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

2. Significant accounting policies:

a) Statement of compliance:

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved and authorized for issue by the Board of Directors on March 5, 2021.

b) Basis of presentation and consolidation:

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, less than wholly-owned entities for which it has a controlling interest and its equity-accounted joint venture. Wholly-owned subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. For less than wholly-owned entities for which the Company has a controlling interest, a non-controlling interest is included in the Company’s consolidated financial statements and represents the non-controlling shareholders’ interest in the net assets of the entity. All significant intercompany transactions and balances have been eliminated. Preparation of these consolidated financial statements requires estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and related notes. The areas of estimation and judgment that management considers most significant are property, plant and equipment (note 2(g)), financial instruments (note 2(o)), fair value measurements (note 2(p)), leases (note 2(i)), and income taxes (note 2(q)). Actual results could differ from those estimates.

c) Reporting currency and foreign currency translation:

Functional currency is the currency of the primary economic environment in which an entity operates. The majority of the Company’s business in all jurisdictions is transacted in United States dollars and, accordingly, these consolidated financial statements have been measured and expressed in that currency. The Company translates foreign currency denominated monetary items at the period-end exchange rates, foreign currency denominated non-monetary items at historic rates and revenues and expenditures at the exchange rates at the dates of the transactions. Foreign exchange gains and losses are included in earnings.

d) Cash and cash equivalents:

Cash and cash equivalents include securities with maturities of three months or less when purchased.

e) Receivables:

The Company provides credit to its customers in the normal course of business. The Company performs ongoing credit evaluations of its customers and records provisions for expected credit losses for receivables measured at amortized cost. The Company records an allowance for doubtful accounts or writes down the receivable to estimated net realizable value, if not collectible in full, based on expected credit losses. Expected credit losses are based on historic and forward looking customer specific factors including historic credit losses incurred.

f) Inventories:

Inventories are valued at the lower of cost and estimated net realizable value. Cost is determined on a first-in, first-out basis and includes direct purchase costs, cost of production, allocation of production overhead and depreciation based on normal operating capacity and transportation.

56    2020 Methanex Corporation Annual Report

g) Property, plant and equipment:

Initial recognition

Property, plant and equipment are initially recorded at cost. The cost of purchased equipment includes expenditures that are directly attributable to the purchase price, delivery and installation. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to the location and condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on self-constructed assets that meet certain criteria. Borrowing costs incurred during construction and commissioning are capitalized until the plant is operating in the manner intended by management.

Subsequent costs

Routine repairs and maintenance costs are expensed as incurred. At regular intervals, the Company conducts a planned shutdown and inspection (turnaround) at its plants to perform major maintenance and replacement of catalysts. Costs associated with these shutdowns are capitalized and amortized over the period until the next planned turnaround and the carrying amounts of replaced components are derecognized and included in earnings.

Depreciation

Depreciation and amortization is generally provided on a straight-line basis at rates calculated to amortize the cost of property, plant and equipment from the commencement of commercial operations over their estimated useful lives to estimated residual value.

The estimated useful lives of the Company’s buildings, plant installations and machinery at installation, excluding costs related to turnarounds, initially ranges from 10 to 25 years depending on the specific asset component and the production facility to which it is related. The Company determines the estimated useful lives of individual asset components based on the shorter of its physical life or economic life. The physical life of these assets is generally longer than the economic life. The economic life is primarily determined by the nature of the natural gas feedstock available to the various production facilities. The estimated useful life of production facilities may be adjusted from time-to-time based on turnarounds, plant refurbishments and gas availability. Factors that influence the nature of natural gas feedstock availability include the terms of individual natural gas supply contracts, access to natural gas supply through open markets, regional factors influencing the exploration and development of natural gas and the expected price of securing natural gas supply. The Company reviews the factors related to each production facility on an annual basis to determine if changes are required to the estimated useful lives.

Recoverability of Asset Carrying Values

Long-lived assets are tested for recoverability whenever events or changes in circumstances, either internal or external, indicate that the carrying amount may not be recoverable (“triggering events”). Examples of such triggering events related to our long-lived assets may include, but are not restricted to: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a change in management’s intention or strategy for the asset, which includes a plan to dispose of the asset or idle the asset for a significant period of time; a significant adverse change in our long-term methanol price assumption or in the price or availability of natural gas feedstock required to manufacture methanol; a significant adverse change in legal factors or in the business climate that could affect the asset’s value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset’s use.

When a triggering event is identified, recoverability of long-lived assets is measured by comparing the carrying value of an asset or cash-generating unit to the estimated recoverable amount, which is the higher of its estimated fair value less costs to sell or its value in use. Fair value less costs of disposal is determined by estimating the price that would be received to sell an asset in an orderly transaction between market participants under current market conditions, less incremental costs directly attributable to the disposal, excluding finance costs and income tax expense. Value in use is determined by measuring the pre-tax cash flows expected to be generated from the cash-generating unit over its estimated useful life discounted by a pre-tax discount rate. An impairment writedown is recorded if the carrying value exceeds the estimated recoverable amount. An impairment writedown recognized in prior periods for an asset or cash-generating unit is reversed if there has been a subsequent recovery in the value of the asset or cash-generating unit due to changes in events and circumstances. For the purposes of recognition and measurement of an impairment writedown or reversal, we group our long-lived assets with other assets and liabilities to form a “cash-generating unit” at

2020 Methanex Corporation Annual Report    57

the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. To the extent that our methanol facilities in a particular location are interdependent as a result of common infrastructure and/or feedstock from shared sources that can be shared within a facility location, we group our assets based on site locations for the purpose of determining impairment.

There are two key variables that impact our estimate of future cash flows from producing assets: (1) the methanol price and (2) the price and availability of natural gas feedstock. Short-term methanol price estimates are based on current supply and demand fundamentals and current methanol prices. Long-term methanol price estimates are based on our view of long-term supply and demand, incorporating third-party assumptions, forecasts and market observable prices when appropriate. Consideration is given to many factors, including, but not limited to, estimates of global industrial production rates, energy prices, changes in general economic conditions, the ability for the industry to add further global methanol production capacity and earn an appropriate return on capital, industry operating rates and the global industry cost structure. Our estimate of the price and availability of natural gas takes into consideration the current contracted terms, as well as factors that we believe are relevant to supply under these contracts and supplemental natural gas sources. Other assumptions included in our estimate of future cash flows include the estimated cost incurred to maintain the facilities, estimates of transportation costs and other variable costs incurred in producing methanol in each period. Changes in these assumptions will impact our estimates of future cash flows and could impact our estimates of the useful lives of property, plant and equipment. Consequently, it is possible that our future operating results could be adversely affected by further asset impairment charges or by changes in depreciation and amortization rates related to property, plant and equipment. In relation to previous impairment charges, we do not believe that there are significant changes in events or circumstances that would support their reversal.

h) Other assets:

Intangible assets are capitalized to other assets and amortized to depreciation and amortization expense on an appropriate basis to charge the cost of the assets against earnings.

Financing fees related to undrawn credit facilities are capitalized to other assets and amortized to finance costs over the term of the credit facility.

i) Leases:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

∎

the contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

∎	the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

∎

the Company has the right to direct the use of the asset. The Company has the right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

For contracts that contain a lease, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is assessed for impairment losses, should a trigger be identified and adjusted for impairment if required. Lease terms range up to 18 years for vessels, terminals, equipment, and other items.

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The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. The assessment is reviewed upon a trigger by an event or a significant change in circumstances.

Certain leases contain non-lease components, excluded from the right-of-use asset and lease liability, related to operating charges for ocean vessels and terminal facilities. Judgment is applied in the determination of the stand-alone price of the lease and non-lease components.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets, except for terminal and vessel leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

j) Site restoration costs:

The Company recognizes a liability to dismantle and remove assets or to restore a site upon which the assets are located. The Company estimates the present value of the expenditures required to settle the liability by determining the current market cost required to settle the site restoration costs, adjusts for inflation through to the expected date of the expenditures and then discounts this amount back to the date when the obligation was originally incurred. As the liability is initially recorded on a discounted basis, it is increased each period until the estimated date of settlement. The resulting expense is referred to as accretion expense and is included in finance costs. The Company reviews asset retirement obligations and adjusts the liability and corresponding asset as necessary to reflect changes in the estimated future cash flows, timing, inflation and discount rates underlying the measurement of the obligation.

k) Employee future benefits:

The Company has non-contributory defined benefit pension plans covering certain employees and defined contribution pension plans. The Company does not provide any significant post-retirement benefits other than pension plan benefits. For defined benefit pension plans, the net of the present value of the defined benefit obligation and the fair value of plan assets is recorded to the consolidated statements of financial position. The determination of the defined benefit obligation and associated pension cost is based on certain actuarial assumptions including inflation rates, mortality, plan expenses, salary growth and discount rates. The present value of the net defined benefit obligation (asset) is determined by discounting the net estimated future cash flows using current market bond yields that have terms to maturity approximating the terms of the net obligation. Actuarial gains and losses arising from differences between these assumptions and actual results are recognized in other comprehensive income and recorded in retained earnings. The Company recognizes gains and losses on the settlement of a defined benefit plan in income when the settlement occurs. The cost for defined contribution benefit plans is recognized in net income (loss) as earned by the employees.

l) Share-based compensation:

The Company grants share-based awards as an element of compensation. Share-based awards granted by the Company can include stock options, tandem share appreciation rights, share appreciation rights, deferred share units, restricted share units or performance share units.

For stock options granted by the Company, the cost of the service received is measured based on an estimate of the fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the vesting period with a corresponding increase in contributed surplus. On the exercise of stock options, consideration received, together with the compensation expense previously recorded to contributed surplus, is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option tranche at the date of grant.

Share appreciation rights (“SARs”) are units that grant the holder the right to receive a cash payment upon exercise for the difference between the market price of the Company’s common shares and the exercise price that is determined at the date of

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grant. Tandem share appreciation rights (“TSARs”) give the holder the choice between exercising a regular stock option or a SAR. For SARs and TSARs, the cost of the service received is initially measured based on an estimate of the fair value at the date of grant. The grant-date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. For SARs and TSARs, the liability is re-measured at each reporting date based on an estimate of the fair value with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date. The Company uses the Black-Scholes option pricing model to estimate the fair value for SARs and TSARs.

Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash based on the market value of the Company’s common shares and are non-dilutive to shareholders.

Performance share units granted prior to 2019 have an additional feature where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range 25% to 150% based on the weighted-average closing share price for the 90 calendar days on the NASDAQ Global Select Market immediately preceding the year end date that the performance share units vest.

Performance share units granted in 2019 onwards reflect a new long-term incentive plan. The performance share units granted under the new plan are redeemable for cash based on the market value of the Company’s common shares and are non-dilutive to shareholders. They vest over three years and include two performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average Return on Capital Employed (“ROCE”) (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management’s best estimate of ROCE over the performance period (using actual ROCE as applicable) to determine the expected number of units to vest. Based on these performance factors the performance share unit payout will range between 0% to 200%.

For deferred, restricted and performance share units, the cost of the service received as consideration is initially measured based on the market value of the Company’s common shares at the date of grant. The grant-date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. Deferred, restricted and performance share units are re-measured at each reporting date based on the market value of the Company’s common shares with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date.

Additional information related to the stock option plan, TSARs, SARs and the deferred, restricted and performance share units is described in note 14.

m) Net income (loss) per common share:

The Company calculates basic net income (loss) per common share by dividing net income (loss) attributable to Methanex shareholders by the weighted average number of common shares outstanding and calculates diluted net income (loss) per common share under the treasury stock method. Under the treasury stock method, diluted net income (loss) per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, TSARs were exercised or converted to common shares. Stock options and TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR.

Outstanding TSARs may be settled in cash or common shares at the holder’s option. For the purposes of calculating diluted net income (loss) per common share, the more dilutive of the cash-settled or equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income (loss) per common share.

The calculation of basic net income (loss) per common share and a reconciliation to diluted net income (loss) per common share is presented in note 13.

n) Revenue recognition:

Revenue is recognized based on individual contract terms at the point in time when control of the product transfers to the customer, which usually occurs at the time shipment is made. Revenue is recognized at the time of delivery to the customer’s location if the contractual performance obligation has not been met during shipment. For methanol sold on a consignment basis, revenue is

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recognized at the point in time the customer draws down the consigned methanol. Revenue is measured and recorded at the most likely amount of consideration the Company expects to receive.

By contract, the Company sells all the methanol produced by the Atlas Joint Venture and earns a commission on the sale of the methanol. As the Company obtains title and control of the methanol from the Atlas facility and directs the sale of the methanol to the Company’s customers, the Company recognizes the revenue on these sales to customers at the gross amount receivable from the customers based on the Company’s revenue recognition policy noted above. Cost of sales is recognized for these sales as the amount due to the Atlas Joint Venture which is the gross amount receivable less the commission earned by the Company.

o) Financial instruments:

All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods is dependent on the classification of the respective financial instrument. Financial instruments are classified into one of three categories and, depending on the category, will either be measured at amortized cost or fair value with fair value changes either recorded through profit or loss or other comprehensive income. All non-derivative financial instruments held by the Company are classified and measured at amortized cost.

The Company enters into derivative financial instruments to manage certain exposures to commodity price and foreign exchange volatility. Under these standards, derivative financial instruments, including embedded derivatives, are classified as fair value through profit or loss and are recorded in the consolidated statements of financial position at fair value unless they are in accordance with the Company’s normal purchase, sale or usage requirements. The valuation of derivative financial instruments is a critical accounting estimate due to the complex nature of these instruments, the degree of judgment required to appropriately value these instruments and the potential impact of such valuation on the Company’s financial statements. The Company records all changes in fair value of derivative financial instruments in profit or loss unless the instruments are designated as cash flow hedges. The Company enters into and designates as cash flow hedges certain forward contracts to hedge its highly probable forecast natural gas purchases and certain forward exchange purchase and sales contracts to hedge foreign exchange exposure on anticipated purchases or sales. The Company assesses at inception and on an ongoing basis whether the hedges are and continue to be effective in offsetting changes in the cash flows of the hedged transactions. The effective portion of changes in the fair value of these hedging instruments is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in profit or loss. Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices, foreign currency exchange rates or variable interest rates.

Assessment of contracts as derivative instruments, applicability of the own use exemption, determination of whether hybrid instruments contain embedded derivatives to be separated, the valuation of financial instruments and derivatives and hedge effectiveness assessments require a high degree of judgment and are considered critical accounting estimates due to the complex nature of these products and the potential impact on our financial statements.

p) Fair value measurements:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements within the scope of IFRS 13 are categorized into Level 1, 2 or 3 based on the degree to which the inputs are observable and the significance of the inputs to the fair value measurement in its entirety. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Financial instruments measured at fair value and categorized within the fair value hierarchy are disclosed in note 19.

q) Income taxes:

Income tax expense represents current tax and deferred tax. The Company records current tax based on the taxable profits for the period calculated using tax rates that have been enacted or substantively enacted by the reporting date. Income taxes relating to uncertain tax positions are provided for based on the Company’s best estimate. Deferred income taxes are accounted for using the liability method. The liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference based on currently enacted or substantially enacted tax rates that are expected to be in

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effect when the underlying items are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as non-capital loss carryforwards, are recognized to the extent it is probable that taxable profit will be available against which the asset can be utilized.

The Company accrues for taxes that will be incurred upon distributions from its subsidiaries when it is probable that the earnings will be repatriated.

Uncertain tax positions, including interest and penalties, are recognized and measured applying management estimates. Given the complexity, management engages third-party experts as required, for the interpretation of tax law, transfer pricing regulations and determination of the ultimate resolution of its tax positions. The Company is subject to various taxation authorities who may interpret tax legislation differently, and resolve matters over longer-periods of time. The differences in judgement in assessing uncertain tax positions may result in material differences in the final amount or timing of the payment of taxes or settlement of tax assessments.

r) Provisions:

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

s) Segmented information:

The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.

t) Application of new and revised accounting standards:

We have adopted the amendments to IFRS 16, Leases regarding Covid-19 – Related Rent Concessions, which were effective retrospectively for annual periods beginning on or after January 1, 2020. The amendments did not have a material impact on the Company’s consolidated financial statements.

u) Anticipated changes to International Financial Reporting Standards:

The Company does not expect that any new or amended standards or interpretations that are effective for annual periods beginning on or after January 1, 2021 will have a significant impact on the Company’s results of operations or financial position.

The Company does not expect the implementation of amendments to IAS 16, Property, Plant, and Equipment, regarding the accounting for proceeds before intended use, effective for annual periods beginning on or after January 1, 2022 to have a significant impact on the Company’s results of operations or financial position.

3. Trade and other receivables:

As at	Dec 31 2020	Dec 31 2019
Trade	$335,988	$343,959
Egypt insurance recovery(a)	–	50,000
Value-added and other tax receivables	22,903	44,408
Other	53,109	50,354
	$412,000	$488,721

Egypt insurance recovery:

We experienced an outage at the Egypt plant from April to August 2019. As at December 31, 2019, the insurance recovery of $50 million ($25 million our share), which partially offsets repair costs charged to earnings and lost margins incurred in the second and third quarters of 2019, had not yet been collected from our insurers. The final recovery of $60 million ($30 million our share) was collected in March 2020, leaving nil outstanding as at December 31, 2020.

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4. Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the year ended December 31, 2020 is $2,189 million (2019 – $2,742 million).

5. Property, plant and equipment:

	Owned Assets (a)	Right-of- use assets (b)	Total
Net book value at December 31, 2020	$ 3,052,060	$ 624,996	$ 3,677,056
Net book value at December 31, 2019	$ 2,940,777	$ 635,418	$ 3,576,195

a) Owned assets:

	Buildings, plant installations and machinery	Plants under construction	Ocean going vessels	Other	TOTAL
Cost at January 1, 2020	$4,787,515	$155,871	$201,947	$154,468	$5,299,801
Additions	116,850	231,034	20,838	1,414	370,136
Disposals and other	(42,453)	—	(12,686)	—	(55,139)
Cost at December 31, 2020	4,861,912	386,905	210,099	155,882	5,614,798
Accumulated depreciation at January 1, 2020	2,215,060	—	25,448	118,516	2,359,024
Disposals and other	(31,058)	—	(8,601)	(29)	(39,688)
Depreciation	229,174	—	11,079	3,149	243,402
Accumulated depreciation at December 31, 2020	2,413,176	—	27,926	121,636	2,562,738
Net book value at December 31, 2020	$2,448,736	$386,905	$182,173	$34,246	$3,052,060

	Buildings, plant installations and machinery	Plants under construction	Ocean going vessels	Other	TOTAL
Cost at January 1, 2019	$4,698,142	$—	$183,419	$189,058	$5,070,619
Additions	150,570	118,249	57,479	4,338	330,636
Disposals and other	(61,197)	—	(38,951)	(1,306)	(101,454)
Transfers [1]	—	37,622	—	(37,622)	—
Cost at December 31, 2019	4,787,515	155,871	201,947	154,468	5,299,801
Accumulated depreciation at January 1, 2019	2,047,735	—	48,426	117,192	2,213,353
Disposals and other	(63,169)	—	(31,620)	(1,597)	(96,386)
Depreciation	230,494	—	8,642	2,921	242,057
Accumulated depreciation at December 31, 2019	2,215,060	—	25,448	118,516	2,359,024
Net book value at December 31, 2019	$2,572,455	$155,871	$176,499	$35,952	$2,940,777

[1]	During 2019, the Company reclassified $38 million of assets, including $19 million of land, relating to the construction of Geismar 3 from Other to Plants under construction.

In Trinidad we have indefinitely idled the Titan plant, because we have not been successful in securing a commercially acceptable long-term gas supply agreement. This led to the decision to restructure our operations in Trinidad to support a one-plant operation dedicated to the operation of our Atlas plant. As a result, we have identified an impairment indicator in our Titan cash generating unit (“Titan CGU”). The impairment test performed on the Titan CGU resulted in no impairment as the estimated recoverable value, determined on a fair value less costs of disposal methodology, exceeded the carrying value. The estimated recoverable value was based on an operating period for Titan aligned to natural gas reserves estimates in Trinidad with no terminal value, discounted at an after-tax rate of 13%.

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The following table indicates the percentages by which key assumptions would need to change individually for the estimated Titan CGU recoverable value to be equal to the carrying value:

Key Assumptions	Change Required for Carrying Value to Equal Recoverable Value
Long-term average realized price	3 percent decrease
Production volumes	11 percent decrease
Gas price	7 percent increase
Discount rate (after-tax)	330 basis points increase

The sensitivity above has been prepared considering each variable independently. Historically, our natural gas contracts in Trinidad have included terms whereby a change in methanol price results in a change in natural gas price, protecting margins should revenue decrease.

b) Right-of-use (leased) assets:

	Ocean going vessels	Terminals and tanks	Plant installations and machinery	Other	TOTAL
Cost at January 1, 2020	$514,661	$221,303	$23,613	$38,520	$798,097
Additions	86,214	25,758	148	1,885	114,005
Disposals and other	(18,803)	(508)	–	(735)	(20,046)
Cost at December 31, 2020	582,072	246,553	23,761	39,670	892,056
Accumulated depreciation at January 1, 2020	89,643	59,240	7,867	5,929	162,679
Disposals and other	(13,727)	–	–	(299)	(14,026)
Depreciation	76,700	32,594	2,541	6,572	118,407
Accumulated depreciation at December 31, 2020	152,616	91,834	10,408	12,202	267,060
Net book value at December 31, 2020	$429,456	$154,719	$13,353	$27,468	$624,996

	Ocean going vessels	Terminals and tanks	Plant installations and machinery	Other	TOTAL
Cost at January 1, 2019	$370,654	$207,721	$19,705	$30,399	$628,479
Additions	144,764	13,582	3,908	9,738	171,992
Disposals and other	(757)	–	–	(1,617)	(2,374)
Cost at December 31, 2019	514,661	221,303	23,613	38,520	798,097
Accumulated depreciation at January 1, 2019	15,204	29,333	5,444	–	49,981
Disposals and other	–	–	–	–	–
Depreciation	74,439	29,907	2,423	5,929	112,698
Accumulated depreciation at December 31, 2019	89,643	59,240	7,867	5,929	162,679
Net book value at December 31, 2019	$425,018	$162,063	$15,746	$32,591	$635,418

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6. Investment in associate:

a) The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited (“Atlas”). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Consolidated statements of financial position as at	Dec 31 2020	Dec 31 2019
Cash and cash equivalents	$40,815	$50,149
Other current assets[1]	65,434	60,709
Non-current assets	256,421	241,860
Current liabilities[1]	(43,057)	(28,191)
Other long-term liabilities, including current maturities	(133,079)	(138,866)
Net assets at 100%	$186,534	$185,661
Net assets at 63.1%	$117,703	$117,152
Long-term receivable from Atlas[1]	76,322	76,322
Investment in associate	$194,025	$193,474

Consolidated statements of income for the years ended December 31	2020	2019
Revenue[1]	$250,996	$359,425
Cost of sales and depreciation and amortization	(170,714)	(217,333)
Operating income	80,282	142,092
Finance costs, finance income and other expenses	(10,297)	(11,381)
Income tax expense	(23,112)	(47,957)
Net earnings at 100%	$46,873	$82,754
Earnings of associate at 63.1%	$29,577	$52,218
Dividends received from associate	$29,026	$56,159

[1]	Includes related party transactions between Atlas and the Company (see note 23).

b) Atlas Tax Assessments:

The Board of Inland Revenue of Trinidad and Tobago (“the BIR”) has audited and issued assessments against Atlas in respect of the 2005 to 2014 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed-price sales contracts with affiliates that commenced in 2005 and continued with affiliates through 2019.

The long-term fixed-price sales contracts with affiliates were established as part of the formation of Atlas and management believes were reflective of market considerations at that time.

During the periods under assessment and continuing through 2014, approximately 50% of Atlas-produced methanol was sold under these fixed-price contracts. From late 2014 through 2019 fixed-price sales represented approximately 10% of Atlas produced methanol. Atlas had partial relief from corporation income tax until late July 2014.

The Company believes it is impractical to disclose a reasonable estimate of the potential contingent liability due to the wide range of assumptions and interpretations implicit in the assessments.

The Company has lodged objections to the assessments. No deposits have been required to lodge objections. Based on the merits of the cases and advice from legal counsel, the Company believes its position should be sustained, that Atlas has filed its tax returns and paid applicable taxes in compliance with Trinidadian tax law, and as such has not accrued for any amounts relating to these assessments. Contingencies inherently involve the exercise of significant judgment, and as such the outcomes of these assessments and the financial impact to the Company could be material.

The Company anticipates the resolution of this matter in the court system to be lengthy and, at this time, cannot predict a date as to when this matter is expected to be ultimately resolved.

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7. Other assets:

As at	Dec 31 2020	Dec 31 2019
Restricted cash for debt service(a)	$26,915	$22,648
Restricted cash for debt service and major maintenance of vessels(a)	15,064	13,505
Restricted cash relating to government grants	–	3,260
Chile VAT receivable	22,118	20,874
Deferred financing fees	8,813	3,010
Investment in Carbon Recycling International	4,620	4,620
Defined benefit pension plans (note 21)	4,794	5,856
Other	16,839	17,218
Total other assets	$99,163	$90,991
Less current portion(b)	(6,634)	(8,180)
	$92,529	$82,811

a) Restricted cash

The Company holds $42.0 million (2019 - $39.4 million) of restricted cash for the funding of debt service and major maintenance accounts.

b) Current portion of other assets

Other assets presented as current assets as at December 31, 2020 includes $6.2 million of restricted cash for major maintenance, in particular the anticipated dry docking of two vessels, as well as $0.4 million for the current portion of the North America gas hedge (see note 19).

8. Long-term debt:

As at	Dec 31 2020	Dec 31 2019
Unsecured notes
(i) $250 million at 5.25% due March 1, 2022	$–	$248,912
(ii) $300 million at 4.25% due December 1, 2024	297,999	297,607
(iii) $700 million at 5.125% due October 15, 2027	691,434	–
(iv) $700 million at 5.25% due December 15, 2029	694,282	693,822
(v) $300 million at 5.65% due December 1, 2044	295,410	295,321

	1,979,125	1,535,662
Geismar 3 construction facility at LIBOR+3%	176,335	–
Egypt limited recourse debt facilities	46,948	75,165
Other limited recourse debt facilities
(i) LIBOR+0.75% to LIBOR+2.5% due through 2019 to 2021	–	1,526
(ii) 5.58% due through June 30, 2031	69,734	73,700
(iii) 5.35% due through September 30, 2033	78,391	82,800
(iv) 5.08% due through September 15, 2036	12,839	–
	160,964	158,026
Total long-term debt[1]	2,363,372	1,768,853
Less current maturities[1]	(39,771)	(38,420)
	$2,323,601	$1,730,433

[1]	Long-term debt and current maturities are presented net of discounts and deferred financing fees of $25.4 million as at December 31, 2020 (2019 - $20.4 million).

The Egypt limited recourse debt facilities have interest payable semi-annually with rates based on LIBOR plus a spread ranging from 1.6% to 1.9% per annum. Principal is paid in 24 semi-annual payments, which commenced in September 2010.

Other limited recourse debt facilities relate to financing for certain ocean going vessels which we own through less than wholly-owned entities under the Company’s control. During 2020, the Company, through 50% owned entities, issued other limited recourse

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debt for $13 million bearing an interest rate of 5.08% with principal repayments due through September 2036. The debt will be used to acquire one ocean going vessel with expected delivery in in 2021.

For the year ended December 31, 2020, non-cash accretion, on an effective interest basis, of deferred financing costs included in finance costs was $3.6 million (2019 - $3.6 million).

The gross minimum principal payments for long-term debt in aggregate and for each of the five succeeding years are as follows:

	Egypt limited recourse debt facilities	Other limited recourse debt facilities	Unsecured notes	Construction Facility[1]	Total
2021	$31,552	$8,824	$—	$—	$40,376
2022	16,606	11,778	—	—	28,384
2023	—	12,424	—	—	12,424
2024	—	12,576	300,000	173,000	485,576
2025	—	13,654	—	—	13,654
Thereafter	—	105,002	1,700,000	—	1,805,002
	$48,158	$164,258	$2,000,000	$173,000	$2,385,416

[1]	Balance in long-term debt exceeds the principal payments by $3.3 million due the treatment for modification of interest terms.

During the year ended December 31, 2020, the Company issued $700 million of senior unsecured notes bearing a coupon of 5.125%, due October 15, 2027 and repaid $250 million of unsecured notes due March 1, 2022.

Additionally, the Company drew down $173 million of the $800 million non-revolving construction facility for the Geismar 3 project. The Company also has access to a $300 million committed revolving credit facility which is undrawn as at December 31, 2020. Both facilities are with a syndicate of highly rated financial institutions and expire in July 2024.

The covenants governing the Company’s unsecured notes, which are specified in an indenture, apply to the Company and its subsidiaries, excluding entities which we control but do not fully own, and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with another corporation or sale of all or substantially all of the Company’s assets. The indenture also contains customary default provisions.

Significant covenants and default provisions under both facilities include:

i)

the obligation to maintain an EBITDA to interest coverage ratio of not less than or equal to 2:1 calculated on a four-quarter trailing basis where for only one quarter during the term of the credit facility the ratio can be as low as, but not less than 1.25:1, and a debt to capitalization ratio of less than or equal to 57.5%, both ratios calculated in accordance with definitions in the credit agreement that include adjustments related to the limited recourse subsidiaries,

ii)	a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and

iii)

a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The credit facilities are secured by certain assets of the Company, and also include other customary covenants including restrictions on the incurrence of additional indebtedness, restrictions against the sale or abandonment of the Geismar 3 project, as well as requirements associated with completion of plant construction and commissioning.

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During the year ended December 31, 2020, the Company amended the terms of the committed revolving credit facility and the non-revolving construction facility for the Geismar 3 project, with the lenders modifying and waiving certain covenants. As part of the amendments, the debt to capitalization ratio has been increased to 60% for all the measurement periods starting on June 30, 2020 and ending on June 30, 2023. Additionally, the minimum interest coverage ratio threshold was lowered or waived for each of the measurement periods starting June 30, 2020 and ending on December 31, 2021. The impact on the remaining periods for which the waivers apply is as follows:

Four quarters ended	Minimum interest coverage ratio[2]	Minimum EBITDA1 2
Q4 2020	not applicable	$25 million
Q1 2021	not applicable	$30 million
Q2 2021	not applicable	$70 million
Q3 2021	1.00x	not applicable
Q4 2021	1.25x	not applicable
Q1 2022 & thereafter	2.00x	not applicable

[1]	EBITDA is defined under the terms of the credit facilities.
[2]	The minimum EBITDA or minimum interest coverage ratio provision may be fully waived for any two of the remaining measurement periods until Q4 2021.

The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.

The Egypt limited recourse debt facilities have covenants and default provisions that apply only to the Egypt entity, including restrictions on the incurrence of additional indebtedness and a requirement to fulfill certain conditions before the payment of cash or other shareholder distributions. Shareholder distributions are not permitted unless the average gas deliveries over the prior 12 months are greater than 70% of gas nominations.

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans or restrict the payment of cash or other distributions.

As at December 31, 2020, management believes the Company was in compliance with all significant terms and default provisions related to long-term debt obligations.

9. Lease obligations:

	2020	2019
Opening lease obligations	$718,505	$652,642
Additions, net of disposals	108,763	168,216
Interest expense	47,871	43,288
Lease payments	(154,727)	(145,100)
Effect of movements in exchange rates and other	1,822	(541)
Lease obligations at December 31	722,234	718,505
Less: current portion	(97,516)	(89,820)
Lease obligations – non current portion	$624,718	$628,685

The Company incurs lease payments related to ocean vessels, terminal facilities, rail cars, vehicles and equipment, and office facilities. Leases are entered into and exited in coordination with specific business requirements which includes the assessment of the appropriate durations for the related leased assets.

68    2020 Methanex Corporation Annual Report

The following table presents the contractual undiscounted cash flows for lease obligations as at December 31, 2020:

	Lease payments	Interest component	Lease obligations
2021	$142,096	$44,580	$97,516
2022	118,139	40,075	78,064
2023	110,354	35,760	74,594
2024	101,467	31,622	69,845
2025	90,875	27,370	63,505
Thereafter	419,456	80,746	338,710
	$982,387	$260,153	$722,234

Variable lease payments and short-term and low value leases

Certain leases contain non-lease components, excluded from the right-of-use asset and lease liability, related to operating charges for ocean vessels and terminal facilities. The total expense recognized in cost of sales relating to operating charges for 2020 was $91.8 million (2019 - $83.7 million). Short-term leases are leases with a lease term of twelve months or less while low-value leases comprised of information technology and miscellaneous equipment. Such items recognized within cost of sales in 2020 were $0.3 million (2019 - $0.5 million).

Extension options

Some leases contain extension options exercisable by the Company. Where practicable, the Company seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses, at lease commencement, whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control. Total potential future lease payments not included in the lease liabilities should the Company exercise these extension options totals $53.4 million (2019 - $70.6 million).

	Lease liabilities recognized (discounted)	Potential future lease payments not included in lease liabilities (undiscounted)
Ocean going vessels	$472,322	$5,994
Terminals and tanks	194,938	30,161
Other	54,974	17,209
Total	$722,234	$53,364

Leases not yet commenced

As at December 31, 2020, the Company has entered into lease agreements for which the leases have not yet commenced. Total exposure to undiscounted future cash outflows not reflected in lease liabilities is $550.8 million (2019 - $6.6 million). The leases not yet commenced as at December 31, 2020 related solely to ocean vessels, with the majority comprised of the addition of 8 new dual-fuel ocean going vessels from 2021-2023 with 15-year terms, replacing expiring time charter vessels. The leases not yet commenced as at December 31, 2019 related to storage tank agreements now in place.

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10. Other long-term liabilities:

As at	Dec 31 2020	Dec 31 2019
Cash flow hedges (note 19)	$180,798	$195,124
Share-based compensation liability (note 14)	71,913	18,382
Defined benefit pension plans (note 21)	36,646	28,121
Site restoration costs	31,941	31,092
Land mortgage	29,430	29,849
Government grant construction obligation	—	3,173
Other	3,915	6,582
	354,643	312,323
Less current maturities	(27,152)	(26,252)
	$327,491	$286,071

Site restoration costs:

The Company has accrued liabilities related to the decommissioning and reclamation of its methanol production sites and oil and gas properties. Because of uncertainties in estimating the amount and timing of the expenditures related to the sites, actual results could differ from the amounts estimated. As at December 31, 2020, the total undiscounted amount of estimated cash flows required to settle the liabilities was $35.5 million (2019 - $38.1 million). The movement in the provision during the year is explained as follows:

	2020	2019
Balance at January 1	$31,092	$27,638
New or revised provisions	423	2,638
Accretion expense	426	816
Balance at December 31	$31,941	$31,092

11. Expenses:

For the years ended December 31	2020	2019
Cost of sales	$2,107,533	$2,570,840
Selling and distribution	498,126	498,738
Administrative expenses	106,593	74,486
Total expenses by function	$2,712,252	$3,144,064
Cost of raw materials and purchased methanol	1,705,387	2,169,027
Ocean freight and other logistics	328,635	334,650
Employee expenses, including share-based compensation	246,779	184,171
Other expenses	74,322	112,089
Cost of sales and operating expenses	2,355,123	2,799,937
Depreciation and amortization	357,129	344,127
Total expenses by nature	$2,712,252	$3,144,064

For the year ended December 31, 2020 we recorded a share-based compensation expense of $55.3 million (2019 – recovery of $4.0 million), the majority of which is included in administrative expenses for the total expenses by function presentation above.

Included in cost of sales is $251 million (2019 - $359 million) of cost of sales which are recognized as sales to Methanex in our Atlas equity investee’s statements of income.

70    2020 Methanex Corporation Annual Report

12. Finance costs:

For the years ended December 31	2020	2019
Finance costs before capitalized interest	$182,841	$127,282
Less capitalized interest	(18,004)	(2,856)
Finance costs	$164,837	$124,426

Finance costs are primarily comprised of interest on the unsecured notes, credit and construction facilities, limited recourse debt facilities, finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. In the year ended December 31, 2020, finance costs also included a make-whole interest charge of $15.4 million in the third quarter for the early redemption of the $250 million unsecured notes originally due March 2022. The Company increased borrowings, including drawing and repaying its revolving credit facility within the year, primarily as a precautionary measure to increase liquidity in light of the uncertainty associated with the impacts of COVID-19. Interest during construction projects is capitalized until the plant is substantially completed and ready for productive use.

13. Net income (loss) per common share:

Diluted net income (loss) per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, TSARs were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income (loss) per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income (loss) per common share as compared to the cash-settled method. The cash-settled method was more dilutive for the year ended December 31, 2020, and no adjustment was required for both the numerator and denominator. The equity-settled method was more dilutive for the year ended December 31, 2019, and an adjustment was required for both the numerator and denominator.

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the year ended December 31, 2020 stock options were not dilutive, resulting in no adjustment to the denominator. For the year ended December 31, 2019, stock options were considered dilutive, resulting in an adjustment to the denominator.

A reconciliation of the numerator used for the purposes of calculating diluted net income (loss) per common share is as follows:

For the years ended December 31	2020	2019
Numerator for basic net income (loss) per common share	$(156,678)	$87,767
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	—	(5,433)
Equity-settled expense	—	(4,807)
Numerator for diluted net income (loss) per common share	$(156,678)	$77,527

A reconciliation of the denominator used for the purposes of calculating basic and diluted net income (loss) per common share is as follows:

For the years ended December 31	2020	2019
Denominator for basic net income (loss) per common share	76,196,395	76,592,413
Effect of dilutive stock options	—	17,325
Effect of dilutive TSARS	—	82,756
Denominator for diluted net income (loss) per common share	76,196,395	76,692,494

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For the years ended December 31, 2020 and 2019, basic and diluted net income (loss) per common share attributable to Methanex shareholders were as follows:

For the years ended December 31	2020	2019
Basic net income (loss) per common share	$(2.06)	$1.15
Diluted net income (loss) per common share	$(2.06)	$1.01

14. Share-based compensation:

The Company provides share-based compensation to its directors and certain employees through grants of stock options, TSARs, SARs and deferred, restricted or performance share units.

As at December 31, 2020, the Company had 3,654,046 common shares reserved for future grants of stock options and tandem share appreciation rights under the Company’s stock option plan.

a) Share appreciation rights and tandem share appreciation rights:

All SARs and TSARs granted have a maximum term of seven years with one-third vesting each year from the date of grant. SARs and TSARs units outstanding at December 31, 2020 and 2019 are as follows:

	SARs		TSARs
	Number of units	Exercise price USD	Number of units	Exercise price USD
Outstanding at December 31, 2018	896,883	$51.27	1,447,301	$51.24
Granted	29,320	57.60	294,680	56.70
Exercised	(39,662)	37.25	(45,769)	37.08
Cancelled	(29,134)	54.72	(34,885)	53.38
Outstanding at December 31, 2019	857,407	$52.02	1,661,327	$52.55
Granted	96,160	29.27	761,050	29.27
Exercised	(20,635)	34.59	(1,900)	34.59
Cancelled	(31,660)	58.13	(5,967)	58.38
Expired	(60,500)	38.24	(74,020)	38.24
Outstanding at December 31, 2020	840,772	$50.61	2,340,490	$45.43

Information regarding the SARs and TSARs outstanding as at December 31, 2020 is as follows:

	Units outstanding at December 31, 2020			Units exercisable at December 31, 2020
Range of exercise prices	Weighted average remaining contractual life (years)	Number of units outstanding	Weighted average exercise price	Number of units exercisable	Weighted average exercise price
SARs
$29.27 to $35.51	3.62	260,071	$32.62	163,911	$34.59
$45.40 to $50.17	3.11	125,784	50.15	125,784	50.15
$54.65 to $78.59	1.86	454,917	61.01	397,516	61.77
	2.59	840,772	$50.61	687,211	$53.16
TSARs
$29.27 to $35.51	5.02	1,067,987	$30.80	306,937	$34.59
$45.40 to $50.17	3.33	311,184	49.84	296,637	50.05
$54.65 to $78.59	3.06	961,319	60.27	674,907	61.74
	3.99	2,340,490	$45.43	1,278,481	$52.51

72    2020 Methanex Corporation Annual Report

The fair value of each outstanding SARs and TSARs grant was estimated on December 31, 2020 and 2019 using the Black-Scholes option pricing model with the following weighted average assumptions:

	2020	2019
Risk-free interest rate	0.1%	1.6%
Expected dividend yield	0.3%	3.7%
Expected life of SARs and TSARs (years)	1.6	1.2
Expected volatility	60%	38%
Expected forfeitures	0.0%	0.1%
Weighted average fair value (USD per share)	$13.36	$3.03

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value in each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value as at December 31, 2020 was $44.6 million compared with the recorded liability of $40.4 million. The difference between the fair value and the recorded liability of $4.2 million will be recognized over the weighted average remaining vesting period of approximately 1.7 years.

For the year ended December 31, 2020, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $33.1 million (2019 – recovery of $8.7 million). This included an expense of $27.2 million (2019 – recovery of $13.7 million) related to the effect of the change in the Company’s share price.

b) Deferred, restricted and performance share units (old plan and new plan):

Deferred, restricted and performance share units (old plan and new plan) outstanding as at December 31, 2020 and 2019 are as follows:

	Number of deferred share units	Number of restricted share units	Number of performance share units (old plan)	Number of performance share units (new plan)
Outstanding at December 31, 2018	209,092	17,361	579,778	–
Granted	14,158	79,240	–	134,930
Performance factor impact on redemption[1]	–	–	132,215	–
Granted in lieu of dividends	4,031	2,840	9,909	4,464
Redeemed	(137,515)	(15,428)	(396,635)	–
Cancelled	–	(845)	(21,822)	(1,356)
Outstanding at December 31, 2019	89,766	83,168	303,445	138,038
Granted	29,393	154,460	–	301,090
Performance factor impact on redemption[1]	–	–	(117,674)	–
Granted in lieu of dividends	3,788	7,326	4,529	13,597
Redeemed	–	(7,713)	(39,612)	(1,842)
Cancelled	–	(8,369)	(3,887)	(7,713)
Outstanding at December 31, 2020	122,947	228,872	146,801	443,170

[1]

Performance share units granted prior to 2019 have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. These units relate to performance share units redeemed in the quarter ended March 31, 2019, and the quarter ended March 31, 2020.

Performance share units granted since 2019 reflect a new long-term incentive plan. The performance share units granted under the new plan are redeemable for cash based on the market value of the Company’s common shares and are non-dilutive to shareholders. They vest over three years and include two performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average Return on Capital Employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management’s best estimate to determine the expected number of units to vest. Based on these performance factors the performance share unit payout will range between 0% to 200%, with the first payout of the new performance share units in 2022.

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the

2020 Methanex Corporation Annual Report    73

proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units as at December 31, 2020 was $46.9 million compared with the recorded liability of $31.5 million. The difference between the fair value and the recorded liability of $15.4 million will be recognized over the weighted average remaining vesting period of approximately 1.7 years.

For the year ended December 31, 2020, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $22.0 million (2019 – expense of $4.5 million). This included an expense of $11.4 million (2019 – recovery of $4.9 million) related to the effect of the change in the Company’s share price.

c) Stock options:

The exercise price of each stock option is equal to the quoted market price of the Company’s common shares at the date of the grant. Options granted have a maximum term of seven years with one-third of the options vesting each year after the date of grant.

Common shares reserved for outstanding incentive stock options as at December 31, 2020 and 2019 are as follows:

	Number of stock options	Weighted average exercise price
Outstanding at December 31, 2018	198,221	$48.55
Granted	7,410	57.60
Exercised	(2,700)	31.73
Cancelled	(2,300)	52.31
Outstanding at December 31, 2019	200,631	$49.07
Granted	15,440	$29.27
Exercised	(5,900)	34.59
Cancelled	(5,600)	58.96
Expired	(31,320)	38.24
Outstanding at December 31, 2020	173,251	$49.44

Information regarding the stock options outstanding as at December 31, 2020 is as follows:

	Options outstanding at December 31, 2020			Options exercisable at December 31, 2020
Range of exercise prices	Weighted average remaining contractual life (years)	Number of stock options outstanding	Weighted average exercise price	Number of stock options exercisable	Weighted average exercise price
Options
$29.27 to $35.51	3.14	63,307	$33.29	47,867	$34.59
$45.40 to $50.17	3.17	24,034	50.17	24,034	50.17
$54.65 to $78.59	1.89	85,910	61.13	74,402	61.94
	2.53	173,251	$49.44	146,303	$51.06

For the year ended December 31, 2020, compensation expense related to stock options was $0.1 million (2019 - $0.2 million).

74    2020 Methanex Corporation Annual Report

15. Segmented information:

The Company’s operations consist of the production and sale of methanol, which constitutes a single operating segment.

During the years ended December 31, 2020 and 2019, revenues attributed to geographic regions, based on the location of customers, were as follows:

Revenue	China	Europe	United States	South Korea	South America	Canada	Other Asia	TOTAL
2020	$828,277	$488,955	$419,461	$284,461	$269,853	$117,480	$241,476	$2,649,963
	31%	18%	16%	12%	10%	4%	9%	100%
2019	$998,302	$634,647	$581,631	$320,394	$307,706	$145,386	$295,448	$3,283,514
	30%	19%	18%	11%	9%	4%	9%	100%

As at December 31, 2020 and 2019, the net book value of property, plant and equipment by country was as follows:

Property, plant and equipment [1]	United States	Egypt	New Zealand	Trinidad	Canada	Chile	Waterfront Shipping	Other	TOTAL
December 31, 2020	$1,727,982	$617,017	$241,581	$120,130	$191,010	$124,271	$610,843	$44,222	$3,677,056
December 31, 2019	$1,548,165	$657,961	$282,493	$146,273	$127,075	$145,892	$602,344	$65,992	$3,576,195

[1]	Includes right-of-use (leased) assets.

16. Income and other taxes:

a) Income tax recovery (expense):

For the years ended December 31	2020	2019
Current tax recovery (expense):
Current period before undernoted items	$(27,759)	$(38,953)
Adjustments to prior years	2,563	144
	(25,196)	(38,809)
Deferred tax recovery (expense):
Origination and reversal of temporary differences	89,301	31,389
Adjustments to prior years	(1,067)	(138)
Changes in tax rates	(5,031)	2,141
Other	4,098	943
	87,301	34,335
Total income tax recovery (expense)	$62,105	$(4,474)

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b) Reconciliation of the effective tax rate:

The Company operates in several tax jurisdictions and therefore its income is subject to various rates of taxation. Income tax expense differs from the amounts that would be obtained by applying the Canadian statutory income tax rate to net income before income taxes as follows:

For the years ended December 31	2020	2019
Income (loss) before income taxes	$(187,432)	$120,840
Deduct earnings of associate	(29,577)	(52,218)
	(217,009)	68,622
Canadian statutory tax rate	25.6%	26.8%
Income tax recovery (expense) calculated at Canadian statutory tax rate	55,554	(18,411)
Decrease (increase) in income tax expense resulting from:
Impact of income and losses taxed in foreign jurisdictions	3,771	7,001
Utilization of unrecognised loss carryforwards and temporary differences	7,013	6,945
Impact of tax rate changes	(5,031)	2,141
Impact of foreign exchange	3,748	(484)
Other business taxes	(3,081)	(2,798)
Impact of recovery items (expenses) not taxable (deductible) for tax purposes	(5,461)	1,826
Adjustments to prior years	1,496	6
Other	4,096	(700)
Total income tax recovery (expense)	$62,105	$(4,474)

Effective from July 1, 2020 changes in Alberta provincial corporate income tax rates resulted in a lower statutory tax rate applicable to Methanex in Canada in 2020 when compared to 2019.

c) Net deferred income tax assets and liabilities:

(i) The tax effect of temporary differences that give rise to deferred income tax liabilities and deferred income tax assets is as follows:

As at	Dec 31, 2020			Dec 31, 2019
	Net	Deferred tax assets	Deferred tax liabilities	Net	Deferred tax assets	Deferred tax liabilities
Property, plant and equipment (owned)	$(448,533)	$(262,020)	$(186,513)	$(447,077)	$(250,890)	$(196,187)
Right-of-use assets	(43,386)	(35,297)	(8,089)	(45,501)	(26,725)	(18,776)
Repatriation taxes	(102,370)	–	(102,370)	(93,363)	–	(93,363)
Other	(15,205)	–	(15,205)	(10,424)	(48)	(10,376)
	(609,494)	(297,317)	(312,177)	(596,365)	(277,663)	(318,702)
Non-capital loss carryforwards	391,132	339,396	51,736	286,004	286,004	–
Lease obligations	56,894	44,455	12,439	56,802	33,979	22,823
Share-based compensation	14,669	1,758	12,911	3,075	–	3,075
Other	70,931	49,232	21,699	89,278	69,294	19,984
	533,626	434,841	98,785	435,159	389,277	45,882
Net deferred income tax assets (liabilities)	$(75,868)	$137,524	$(213,392)	$(161,206)	$111,614	$(272,820)

76    2020 Methanex Corporation Annual Report

As at December 31, 2020, deferred income tax assets have been recognized in respect of non-capital loss carryforwards generated in the United States. These loss carryforwards expire as follows:

	Dec 31 2020
	Gross amount	Tax effect
Expire
Losses generated in 2014 (expires 2034)	$33,252	$7,648
Losses generated in 2015 (expires 2035)	351,625	80,874
Losses generated in 2016 (expires 2036)	432,581	99,494
Losses generated in 2017 (expires 2037)	234,941	54,036
	1,052,399	242,052
No expiry
Losses generated in 2019	232,163	53,397
Losses generated in 2020	140,021	32,205
Total non-capital loss carryforwards	$1,424,583	$327,654

Losses generated in the United States on or after January 1, 2018 may be carried forward indefinitely against future taxable income. Tax losses generated before December 31, 2017 may be carried forward for a 20 year period.

As at December 31, 2020 the Company had $292 million (2019 - $ 323 million) of deductible temporary differences in the United States that have not been recognized.

(ii) Analysis of the change in deferred income tax assets and liabilities:

	2020			2019
	Net	Deferred tax assets	Deferred tax liabilities	Net	Deferred tax assets	Deferred tax liabilities
Balance, January 1	$(161,206)	$111,614	$(272,820)	$(221,682)	$59,532	$(281,214)
Adjustment on adoption of IFRS 16	–	–	–	4,529	533	3,996
Balance, January 1 (restated)	(161,206)	111,614	(272,820)	(217,153)	60,065	(277,218)
Deferred income tax recovery included in net income	87,301	28,243	59,058	34,335	28,875	5,460
Deferred income tax recovery (expense) included in other comprehensive income	(2,325)	(2,333)	8	22,049	21,871	178
Other	362	–	362	(437)	803	(1,240)
Balance, December 31	$(75,868)	$137,524	$(213,392)	$(161,206)	$111,614	$(272,820)

17. Supplemental cash flow information:

a) Changes in non-cash working capital:

Changes in non-cash working capital for the years ended December 31, 2020 and 2019 are as follows:

For the years ended December 31	2020	2019
Changes in non-cash working capital:
Trade and other receivables	$76,721	$25,847
Inventories	(27,644)	106,907
Prepaid expenses	4,059	(5,264)
Trade, other payables and accrued liabilities, including long-term payables included in other long-term liabilities	107,199	(123,660)
	160,335	3,830
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	(43,259)	17,107
Changes in non-cash working capital	$117,076	$20,937
These changes relate to the following activities:
Operating	$64,923	$9,426
Investing	52,153	11,511
Changes in non-cash working capital	$117,076	$20,937

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b) Reconciliation of movements in liabilities to cash flows arising from financing activities:

	Long term debt (note 8)	Lease obligations (note 9)
Balance at December 31, 2019	$1,768,853	$718,505
Changes from financing cash flows
Repayment of long-term debt and financing fees	(289,698)	–
Net proceeds on issue of long-term debt	865,415	–
Draw on revolving credit facility	300,000	–
Repayment of revolving credit facility	(300,000)	–
Payment of lease obligations	–	(106,834)
Proceeds from other limited recourse debt	12,839
Total changes from financing cash flows	588,556	(106,834)
Liability-related other changes
Finance costs	2,562	–
New lease obligations	–	108,763
Other	3,401	1,800
Total liability-related other changes	5,963	110,563
Balance at December 31, 2020	$2,363,372	$722,234

18. Capital disclosures:

The Company’s objective in managing liquidity and capital is to safeguard the Company’s ability to continue as a going concern and to provide financial capacity and flexibility to meet its strategic objectives, with a focus on cash preservation and liquidity.

As at	Dec 31 2020	Dec 31 2019
Liquidity:
Cash and cash equivalents	$833,841	$416,763
Undrawn credit facilities	300,000	300,000
Undrawn G3 construction facilities	627,000	800,000
Total liquidity	$1,760,841	$1,516,763
Capitalization:
G3 construction facility	176,335	–
Unsecured notes, including current portion	1,979,125	1,535,662
Egypt limited recourse debt facilities, including current portion	46,948	75,165
Other limited recourse debt facilities, including current portion	160,964	158,026
Total debt	2,363,372	1,768,853
Non-controlling interests	292,357	298,675
Shareholders’ equity	1,149,100	1,331,685
Total capitalization	$3,804,829	$3,399,213
Total debt to capitalization[1]	62%	52%
Net debt to capitalization[2]	51%	45%

[1]	Total debt (including 100% of Egypt and Other limited recourse debt facilities) divided by total capitalization.

[2]	Total debt (including 100% of Egypt and Other limited recourse debt facilities) less cash and cash equivalents divided by total capitalization less cash and cash equivalents.

The Company manages its liquidity and capital structure and makes adjustments to it in light of changes to economic conditions, the underlying risks inherent in its operations and capital requirements to maintain and grow its operations. The strategies employed by the Company may include the issue or repayment of general corporate debt, the issue of project debt, private placements by limited recourse subsidiaries, the issue of equity, the payment of dividends and the repurchase of shares.

The Company is not subject to any statutory capital requirements and has no commitments to sell or otherwise issue common shares except pursuant to outstanding employee stock options.

During the year ended December 31, 2020, the Company drew down $173 million (excluding finance fees) of the $800 million non-revolving construction facility for the Geismar 3 project. As at December 31, 2020, the Company has access to the $300 million

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committed revolving credit facility, and both credit facilities are with a syndicate of highly rated financial institutions, expiring in July 2024. The credit facilities are subject to certain financial covenants (note 8).

19. Financial instruments:

Financial instruments are either measured at amortized cost or fair value.

In the normal course of business, the Company’s assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company’s assessment of the risk and the available alternatives for mitigating risks.

The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges, in which case the changes in fair value are recorded in other comprehensive income and are reclassified to profit or loss when the underlying hedged transaction is recognized in earnings. The Company designates as cash flow hedges certain derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and to hedge its risk exposure to fluctuations on certain foreign currency denominated transactions.

The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

As at	Dec 31 2020	Dec 31 2019
Financial assets:
Financial assets measured at fair value:
Derivative instruments designated as cash flow hedges[1]	$3,371	$10
Financial assets not measured at fair value:
Cash and cash equivalents	833,841	416,763
Trade and other receivables, excluding tax receivable	406,392	473,980
Restricted cash included in other assets	41,979	39,413
Total financial assets[2]	$1,285,583	$930,166
Financial liabilities:
Financial liabilities measured at fair value:
Derivative instruments designated as cash flow hedges[1]	$181,372	$195,504
Financial liabilities not measured at fair value:
Trade, other payables and accrued liabilities, excluding tax payable	500,056	406,260
Long-term debt, including current portion	2,363,372	1,768,853
Total financial liabilities	$3,044,800	$2,370,617

[1]

The Geismar and Medicine Hat natural gas hedges and euro foreign currency hedges designated as cash flow hedges are measured at fair value based on industry accepted valuation models and inputs obtained from active markets.

[2]	The carrying amount of the financial assets represents the maximum exposure to credit risk at the respective reporting periods.

As at December 31, 2020, all of the financial instruments were recorded on the consolidated statements of financial position at amortized cost with the exception of derivative financial instruments, which were recorded at fair value unless exempted.

The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy. The fair value of all of the Company’s derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element excluded from the hedging relationships. Once a commodity hedge settles, the amount realized during the period and not recognized immediately in the statement of income is reclassified from accumulated other comprehensive income (equity) to inventory and ultimately through cost of goods sold. Settled foreign currency hedges, are realized during the period directly to the statement of income reclassified from the statement of other comprehensive income.

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Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates.

Natural gas forward contracts

The Company has elected to manage its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts: both financial and physical. The Company has entered into forward contracts to manage its exposure to changes in natural gas prices for the Geismar site including (i) 40,000 mmbtu per day over the remaining term of 2021-2025, (ii) 50,000 mmbtu per day for 2023 to 2032, and (iii) 30,000 mmbtu per day from 2027-2029, which have been designated as cash flow hedges. Natural gas is fungible across the Geismar site. The Company has also entered into physical forward contracts to manage its exposure to changes in natural gas prices for the Medicine Hat facility. The Company has designated contracts for the 2021 and 2022 periods as cash flow hedges. Other costs incurred to transport natural gas from the contracted delivery point, either Henry Hub or AECO, to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship. No hedge ineffectiveness has been recognized in 2020.

For the year ended December 31, 2020, the Company reclassified $20.3 million of natural gas hedge settlements from accumulated other comprehensive income.

As at December 31, 2020, the Company had outstanding forward contracts designated as cash flow hedges with a notional amount of $1,005.6 million (2019 – $969.6 million) and a net negative fair value of $177.4 million (2019 – negative fair value of $195.1 million), of which $14.8 million is included in other current liabilities, $166.0 million is included in other long term liabilities, $0.4 million is included in other current assets, and $3.0 million is included in other non-current assets. As at December 31, 2020, the forward contracts for the Geismar facility had a weighted average contract price of $3.36 per mmbtu (2019 – $3.45 per mmbtu). The forward contracts for the Medicine Hat facility had an average contract price of $1.96 per mmbtu (2019 – $1.96 per mmbtu).

Forward exchange contracts

The Company also designates as cash flow hedges forward exchange contracts to sell certain foreign currencies at a fixed U.S. dollar exchange rate to hedge its exposure to exchange rate fluctuations on certain foreign currency denominated transactions. The Company has elected to designate the spot element of the forward contracts as cash flow hedges. The forward element of the forward contracts are excluded from the designation and only the spot element is considered for the purpose of assessing effectiveness and measuring ineffectiveness. The excluded forward element of the swap contracts will be accounted for as a cost of hedging (transaction cost) to be recognized in profit or loss over the term of the hedging relationships. Ineffectiveness may arise in the hedging relationship due to changes in the timing of the anticipated transactions and/or due to changes in credit risk of the hedging instrument not replicated in the hedged item. No hedge ineffectiveness has been recognized in 2020.

As at December 31, 2020, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell euros at a fixed U.S. dollar exchange rate with a notional amount of 12.2 million euros (2019 – 18.4 million euros) and a negative fair value of $0.6 million included in current liabilities (2019 – negative fair value of $0.4 million included in current liabilities).

Fair value liabilities

The table below shows the nominal net cash outflows for derivative hedging instruments including natural gas forward contracts and forward exchange contracts, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions, if any, are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

As at	Dec 31 2020	Dec 31 2019
Within one year	$15,047	$17,620
1-3 years	44,841	45,432
3-5 years	63,002	56,887
More than 5 years	91,732	124,365
	$214,622	$244,304

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The fair value of the Company’s derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, normally major financial institutions. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date. The maximum amount that would be at risk if the counterparties to derivative financial instruments with positive fair values failed completely to perform under the contracts was $3.4 million as at December 31, 2020 (2019 – nil).

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

As at	December 31, 2020		December 31, 2019
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt excluding deferred financing fees	$2,382,699	$2,559,771	$1,786,025	$1,831,292

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the Company’s long term debt will fluctuate until maturity.

20. Financial risk management:

a) Market risks:

The Company’s operations consist of the production and sale of methanol. Market fluctuations may result in significant cash flow and profit volatility risk for the Company. Its worldwide operating business as well as its investment and financing activities are affected by changes in methanol and natural gas prices and interest and foreign exchange rates. The Company seeks to manage and control these risks primarily through its regular operating and financing activities and uses derivative instruments to hedge these risks when deemed appropriate. This is not an exhaustive list of all risks, nor will the risk management strategies eliminate these risks.

Methanol price risk

The methanol industry is a highly competitive commodity industry and methanol prices fluctuate based on supply and demand fundamentals and other factors. The profitability of the Company is directly related to the market price of methanol. A decline in the market price of methanol could negatively impact the Company’s future operations. The Company does not hedge its methanol sales through derivative contracts. The Company manages its methanol price risk, to a certain degree, through natural gas supply contracts that include a variable price component linked to methanol prices, as described below.

Natural gas price risk

Natural gas is the primary feedstock for the production of methanol. The Company has entered into multi-year natural gas supply contracts for its production facilities in New Zealand, Trinidad, Egypt and certain contracts in Chile that include base and variable price components to reduce the commodity price risk exposure. The variable price component is adjusted by formulas related to methanol prices above a certain level. The Company also has multi-year fixed price natural gas contracts to supply its production facilities in Geismar, Medicine Hat and Chile and natural gas hedges in Geismar and Medicine Hat to manage its exposure to natural gas price risk.

Interest rate risk

Interest rate risk is the risk that the Company suffers financial loss due to changes in the value of an asset or liability or in the value of future cash flows due to movements in interest rates.

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The Company’s interest rate risk exposure is mainly related to long-term debt obligations.

As at	Dec 31 2020	Dec 31 2019
Fixed interest rate debt:
Unsecured notes	$1,979,125	$1,535,662
Other limited recourse debt facilities	160,964	156,500
	$2,140,089	$1,692,162
Variable interest rate debt:
Geismar 3 construction facility	$176,335	$–
Egypt limited recourse debt facilities	46,948	75,165
Other limited recourse debt facilities	–	1,526
	$223,283	$76,691

For fixed interest rate debt, a 1% change in interest rates would result in a change in the fair value of the debt (disclosed in note 19) of approximately $185.2 million as of December 31, 2020 (2019 – $130.6 million).

The fair value of variable interest rate debt fluctuates primarily with changes in credit spreads.

For the variable interest rate debt, a 1% change in LIBOR would result in a change in annual interest payments of $2.2 million as of December 31, 2020 (2019 – $0.8 million).

Foreign currency risk

The Company’s international operations expose the Company to foreign currency exchange risks in the ordinary course of business. Accordingly, the Company has established a policy that provides a framework for foreign currency management and hedging strategies and defines the approved hedging instruments. The Company reviews all significant exposures to foreign currencies arising from operating and investing activities and hedges exposures if deemed appropriate.

The dominant currency in which the Company conducts business is the United States dollar, which is also the reporting currency.

Methanol is a global commodity chemical that is priced in United States dollars. In certain jurisdictions, however, the transaction price is set either quarterly or monthly in the local currency. Accordingly, a portion of the Company’s revenue is transacted in Canadian dollars, euros, Chinese yuan and, to a lesser extent, other currencies. For the period from when the price is set in local currency to when the amount due is collected, the Company is exposed to declines in the value of these currencies compared to the United States dollar. The Company also purchases varying quantities of methanol for which the transaction currency is the euro, Chinese yuan and, to a lesser extent, other currencies. In addition, some of the Company’s underlying operating costs and capital expenditures are incurred in other currencies. The Company is exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. The Company has elected not to actively manage these exposures at this time except for a portion of the net exposure to euro revenues, which is hedged through forward exchange contracts each quarter when the euro price for methanol is established.

As at December 31, 2020, the Company had a net working capital asset of $123.9 million in non U.S. dollar currencies (2019—$74.2 million). Each 10% strengthening (weakening) of the U.S. dollar against these currencies would decrease (increase) the value of net working capital and pre-tax cash flows and earnings by approximately $12.4 million (2019—$7.4 million).

b) Liquidity risks:

Liquidity risk is the risk that the Company will not have sufficient funds to meet its liabilities, such as the settlement of financial debt and lease obligations and payment to its suppliers. The Company maintains liquidity and makes adjustments to it in light of changes to economic conditions, underlying risks inherent in its operations and capital requirements to maintain and grow its operations. As at December 31, 2020, the Company had $834 million of cash and cash equivalents. In addition, the Company has an undrawn credit facility of $300 million provided by a syndicate of highly rated financial institutions that expires in July 2024. The Company has drawn $173 million of its $800 million construction credit facility for the Geismar 3 project that expires in July 2024.

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In addition to the above-mentioned sources of liquidity, the Company monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting refinancing risks.

The expected cash flows of financial liabilities from the date of the balance sheet to the contractual maturity date are as follows:

As at December 31, 2020	Carrying amount	Contractual cash flows	1 year or less	1-3 years	3-5 years	More than 5 years
Trade and other payables[1]	$485,545	$485,545	$485,545	$–	$–	$–
Lease obligations[2]	722,234	982,387	142,096	228,493	192,342	419,456
Long-term debt[2]	2,363,372	3,509,538	158,063	274,599	708,577	2,368,299
Cash flow hedges[3]	181,372	214,622	15,047	44,841	63,002	91,732
	$3,752,523	$5,192,092	$800,751	$547,933	$963,921	$2,879,487

[1]	Excludes tax and accrued interest.

[2]

Contractual cash flows include contractual interest payments related to debt obligations and lease obligations. Interest rates on variable rate debt are based on prevailing rates as at December 31, 2020.

[3]	Cash flow hedges includes the impact of discounting and credit valuation adjustments

c) Credit risks:

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties that are recorded in the financial statements.

Trade credit risk

Trade credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time or if the value of the security provided declines. The Company has implemented a credit policy that includes approvals for new customers, annual credit evaluations of all customers and specific approval for any exposures beyond approved limits. The Company employs a variety of risk-mitigation alternatives, including credit insurance, certain contractual rights in the event of deterioration in customer credit quality and various forms of bank and parent company guarantees and letters of credit to upgrade the credit risk to a credit rating equivalent or better than the stand-alone rating of the counterparty. Trade credit losses have historically been minimal and as at December 31, 2020 substantially all of the trade receivables were classified as current.

Cash and cash equivalents

To manage credit and liquidity risk, the Company’s investment policy specifies eligible types of investments, maximum counterparty exposure and minimum credit ratings. Therefore, the Company invests only in highly rated investment-grade instruments that have maturities of three months or less.

Derivative financial instruments

The Company’s hedging policies specify risk management objectives and strategies for undertaking hedge transactions. The policies also include eligible types of derivatives and required transaction approvals, as well as maximum counterparty exposures and minimum credit ratings. The Company does not use derivative financial instruments for trading or speculative purposes.

To manage credit risk, the Company only enters into derivative financial instruments with highly rated investment-grade counterparties. Hedge transactions are reviewed, approved and appropriately documented in accordance with Company policies.

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21. Retirement plans:

a) Defined benefit pension plans:

The Company has non-contributory defined benefit pension plans covering certain employees. The Company does not provide any significant post-retirement benefits other than pension plan benefits. Information concerning the Company’s defined benefit pension plans, in aggregate, is as follows:

As at	Dec 31 2020	Dec 31 2019
Accrued benefit obligations:
Balance, beginning of year	$66,061	$60,618
Current service cost	3,016	2,639
Interest cost on accrued benefit obligations	1,794	2,196
Benefit payments	(2,227)	(7,092)
Actuarial loss	7,120	8,041
Foreign exchange (gain) loss	3,046	(341)
Balance, end of year	78,810	66,061
Fair values of plan assets:
Balance, beginning of year	43,891	40,955
Interest income on assets	1,260	1,396
Contributions	1,182	4,056
Benefit payments	(2,227)	(7,092)
Return on plan assets	1,940	2,500
Foreign exchange gain	912	2,076
Balance, end of year	46,958	43,891
Unfunded status	31,852	22,170
Minimum funding requirement	–	–
Defined benefit obligation, net	$31,852	$22,170

The net defined benefit obligation above is comprised of unfunded retirement obligations and funded retirement net assets from defined benefit pension plans, as follows:

The Company has an unfunded retirement obligation of $35.3 million as at December 31, 2020 (2019 – $28.1 million) for its employees in Chile that will be funded at retirement in accordance with Chilean law. The accrued benefit for the unfunded retirement arrangement in Chile is paid when an employee leaves the Company in accordance with plan terms and Chilean regulations. The Company estimates that it may make benefit payments based on actuarial assumptions related to the unfunded retirement obligation in Chile of $9.5 million in 2021. Actual benefit payments in future periods will fluctuate based on employee retirements.

The Company has a net funded retirement asset of $4.8 million as at December 31, 2020 (2019 – $5.7 million) for certain employees and retirees in Canada and a net funded retirement obligation of $1.4 million as at December 31, 2020 (2019 – asset of $0.2 million) in Europe. The Company estimates that it will make no additional contributions relating to its defined benefit pension plan in Canada that it will make additional contributions relating to its defined benefit pension plan in Europe of $0.5 million in 2021.

These defined benefit plans expose the Company to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk on the funded plans. Additionally, as the plans provide benefits to plan members predominantly in Canada and Chile, the plans expose the Company to foreign currency risk for funding requirements. The primary long-term risk is that the Company will not have sufficient plan assets and liquidity to meet obligations when they fall due. The weighted average duration of the net defined benefit obligation is 8 years.

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The Company’s net defined benefit pension plan expense charged to the consolidated statements of income (loss) for the years ended December 31, 2020 and 2019 is as follows:

For the years ended December 31	2020	2019
Net defined benefit pension plan expense:
Current service cost	$3,016	$2,639
Net interest cost	534	800
Total net defined benefit pension plan expense	$3,550	$3,439

The Company’s current year actuarial losses, recognized in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2020 and 2019, are as follows:

For the years ended December 31	2020	2019
Actuarial loss	$(5,413)	$(4,479)

The Company had no minimum funding requirement for the years ended December 31, 2020 and 2019.

The Company uses a December 31 measurement date for its defined benefit pension plans. Actuarial reports for the Company’s defined benefit pension plans were prepared by independent actuaries for funding purposes as of December 31, 2019 in Canada. The next actuarial reports for funding purposes for the Company’s Canadian defined benefit pension plans are scheduled to be completed as of December 31, 2022.

The discount rate is the most significant actuarial assumption used in accounting for the defined benefit pension plans. As at December 31, 2020, the weighted average discount rate for the defined benefit obligation was 2.3% (2019—3.0%). A decrease of 1% in the weighted average discount rate at the end of the reporting period, while holding all other assumptions constant, would result in an increase to the defined benefit obligation of approximately $6.9 million.

The asset allocation for the defined benefit pension plan assets as at December 31, 2020 and 2019 is as follows:

As at	Dec 31 2020	Dec 31 2019
Equity securities	18%	18%
Debt securities	57%	57%
Cash and other short-term securities	25%	25%
Total	100%	100%

The fair values of the above equity and debt instruments are determined based on quoted market prices in active markets whereas the fair values of cash and other short-term securities are not based on quoted market prices in active markets. The plan assets are held separately from those of the Company in funds under the control of trustees.

b) Defined contribution pension plans:

The Company has defined contribution pension plans. The Company’s funding obligations under the defined contribution pension plans are limited to making regular payments to the plans, based on a percentage of employee earnings. Total net pension expense for the defined contribution pension plans charged to operations during the year ended December 31, 2020 was $10.3 million (2019 – $9.6 million).

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22. Commitments and contingencies:

a) Take-or-pay purchase contracts and related commitments:

The Company has commitments under take-or-pay contracts to purchase natural gas, to pay for transportation capacity related to the delivery of natural gas and to purchase oxygen and other feedstock requirements for our operating plants and Geismar 3 project up to 2042. The minimum estimated commitment under these contracts, except as noted below, is as follows:

As at December 31, 2020

2021	2022	2023	2024	2025	Thereafter
$ 397,515	$ 397,346	$ 431,060	$ 447,165	$ 447,017	$ 1,560,734

In the above table, the Company has included natural gas commitments at the contractual volume and prices.

b) Other commitments:

The Company has future minimum payments relating primarily to short-term vessel charters, terminal facilities, and other commitments that are not leases, as follows:

As at December 31, 2020

2021	2022	2023	2024	2025	Thereafter
$ 64,768	$ 3,304	$ 539	$ 539	$ 539	$ 2,571

c) Purchased methanol:

The Company has marketing rights for 100% of the production from its jointly owned plants (the Atlas plant in Trinidad in which it has a 63.1% interest and the plant in Egypt in which it has a 50% interest), which results in purchase commitments of an additional 1.2 million tonnes per year of methanol offtake supply when these plants operate at capacity. As at December 31, 2020, the Company also had commitments to purchase methanol from other suppliers for approximately 1.2 million tonnes for 2021 and 1.1 million tonnes in aggregate thereafter. The pricing under these purchase commitments is referenced to pricing at the time of purchase or sale, and accordingly, no amounts have been included in the table above.

23. Related parties:

The Company has interests in significant subsidiaries and joint ventures as follows:

Name	Country of incorporation	Principal activities	Interest %
			Dec 31 2020	Dec 31 2019
Significant subsidiaries:
Methanex Asia Pacific Limited	Hong Kong	Marketing & distribution	100%	100%
Methanex Services (Shanghai) Co., Ltd.	China	Marketing & distribution	100%	100%
Methanex Europe NV	Belgium	Marketing & distribution	100%	100%
Methanex Methanol Company, LLC	United States	Marketing & distribution	100%	100%
Egyptian Methanex Methanol Company S.A.E. (“Methanex Egypt”)	Egypt	Production	50%	50%
Methanex Chile SpA	Chile	Production	100%	100%
Methanex New Zealand Limited	New Zealand	Production	100%	100%
Methanex Trinidad (Titan) Unlimited	Trinidad	Production	100%	100%
Methanex USA LLC	United States	Production	100%	100%
Methanex Louisiana LLC	United States	Production	100%	100%
Waterfront Shipping Company Limited[1]	Cayman Islands	Shipping	100%	100%
Significant joint ventures:
Atlas Methanol Company Unlimited[2]	Trinidad	Production	63.1%	63.1%

[1]	Waterfront Shipping Company Limited has a controlling interest in multiple ocean going vessels owned through less than wholly-owned entities as disclosed in note 24.

[2]	Summarized financial information for the group’s investment in Atlas is disclosed in note 6.

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Transactions between the Company and Atlas are considered related party transactions and are included within the summarized financial information in note 6. Atlas revenue for the year ended December 31, 2020 of $251 million (2019 – $359 million) is a related party transaction included in cost of sales of the Company as Methanex has marketing rights for 100% of the methanol produced by Atlas. Balances outstanding with Atlas as at December 31, 2020 and provided in the summarized financial information in note 6 include receivables owing from Atlas to the Company of $16 million (2019 – $17 million), and payables to Atlas of $70 million (2019 – $69 million). The Company has total loans outstanding to Atlas as at December 31, 2020 of $76 million (2019 – $76 million) which are unsecured and due at maturity.

Remuneration received by non-management directors and senior management, which includes the members of the executive leadership team, is as follows:

For the years ended December 31	2020	2019
Short-term employee benefits	$6,272	$9,097
Post-employment benefits	944	767
Other long-term employee benefits	50	50
Share-based compensation expense[1]	26,481	127
Total	$33,747	$10,041

[1]	Balance includes realized and unrealized gains from share-based compensation awards granted.

24. Non-controlling interests:

Set out below is summarized financial information for each of our subsidiaries that have non-controlling interests. The amounts disclosed are before inter-company eliminations.

As at		Dec 31, 2020		Dec 31, 2019
	Methanex Egypt	Vessels[1]	Total	Methanex Egypt	Vessels[1]	Total
Current assets	$155,339	$10,628	$165,967	$158,436	$25,471	$183,907
Non-current assets	618,797	197,223	816,020	653,495	182,248	835,743
Current liabilities	(87,907)	(18,960)	(106,867)	(74,498)	(22,326)	(96,824)
Non-current liabilities	(127,144)	(174,309)	(301,453)	(156,058)	(153,842)	(309,900)
Net assets	559,085	14,582	573,667	581,375	31,551	612,926
Carrying amount of Methanex non-controlling interests	$272,449	$19,908	$292,357	$278,780	$19,895	$298,675

For the years ended December 31		2020		2019
	Methanex Egypt	Vessels[1]	Total	Methanex Egypt	Vessels[1]	Total
Revenue	$192,575	$40,118	$232,693	$171,532	$36,500	$208,032
Net and total comprehensive income	18,566	9,474	28,040	4,182	7,834	12,016
Net and total comprehensive income attributable to Methanex non-controlling interests	26,578	4,773	31,351	24,697	3,902	28,599
Equity contributions by non-controlling interests	$–	$5,500	$5,500	$–	$–	$–
Acquisition of non-controlling interests	–	(6,714)	(6,714)	–	(2,219)	(2,219)
Impact of adoption of IFRS 16	–	–	–	(3,355)	–	(3,355)
Distributions paid and accrued to non-controlling interests	$(32,909)	$(3,546)	$(36,455)	$(17,865)	$(3,113)	$(20,978)

[1]	Comprised of multiple ocean going vessels controlled by Waterfront Shipping Company Limited through less than wholly-owned entities.

2020 Methanex Corporation Annual Report    87

For the years ended December 31		2020		2019
	Methanex Egypt	Vessels[1]	Total	Methanex Egypt	Vessels[1]	Total
Cash flows from (used in) operating activities	$145,672	$24,951	$170,623	$68,022	$24,267	$92,289
Cash flows from (used in) financing activities	$(96,052)	$(17,344)	$(113,396)	$(74,675)	$(21,606)	$(96,281)
Cash flows from (used in) investing activities	$(5,309)	$(7,788)	$(13,097)	$(8,859)	$(3,723)	$(12,582)

[1]	Comprised of multiple ocean going vessels controlled by Waterfront Shipping Company Limited through less than wholly-owned entities.

88    2020 Methanex Corporation Annual Report